UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GSE Systems, Inc.

(Name of Issuer)

Common stock, par value $.01 per share

(Title of Class of Securities)

36227K106

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

191 Post Road West

Westport, CT 06880

(203) 221-2641

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36227K106

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,017,862

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,017,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,017,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.69%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36227K106

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 705,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 705,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 705,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.94%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36227K106

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 705,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 705,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 705,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.94%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36227K106

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,017,862

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,017,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,017,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.69%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,017,862

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,017,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,017,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.69%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,017,862

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,017,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,017,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.69%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Richard C. McKenzie, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,862

	8.	Shared Voting Power 1,000

	9.	Sole Dispositive Power 311,862

	10.	Shared Dispositive Power 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.75%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36227K106

1.	Names of Reporting Persons Seven Bridges Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of GSE Systems, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 1332 Londontown Blvd., Suite 200, Sykesville MD 21784.

Item 2.	Identity and Background

(a), (b), (c) & (f)

This statement is filed jointly by a group consisting of Spear Point Capital Management LLC, a Delaware limited liability company, Spear Point Capital Partners LLC, a Delaware limited liability company, Spear Point Capital Fund LP, a Delaware limited partnership, Rodney A. Bienvenu, Jr., Trevor L. Colhoun, and Ernest C. Mysogland (collectively, the “Spear Point Reporting Persons”) and Richard C. McKenzie, Jr. and Seven Bridges Foundation, Inc. (together, the “McKenzie Reporting Persons”).  Collectively, the “Spear Point Reporting Persons” and the “McKenzie Reporting Persons” are referred to as the “Spear Point Group” or the “Reporting Persons.”

Spear Point Capital Management LLC is a Delaware limited liability company which provides management services to Spear Point Capital Fund LP.  Spear Point Capital Partners LLC is a Delaware limited liability company which serves as the general partner of Spear Point Capital Fund LP.  Spear Point Capital Fund LP is a Delaware limited partnership which invests its assets primarily in equity securities of small-cap and micro-cap companies whose value it believes may be enhanced by the application of activist investment principles and methods.  The address of the principal business and principal offices of Spear Point Capital Management LLC, Spear Point Capital Partners LLC and Spear Point Capital Fund LP (collectively, “Spear Point”) is 400 Poydras, New Orleans, LA 70130.

Each of Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland (the “Principals”) are the members of Spear Point Capital Management LLC and Spear Point Capital Partners LLC.

Rodney A. Bienvenu, Jr. is a United States citizen whose business address is 400 Poydras, New Orleans, LA 70130. Mr. Bienvenu’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a member of private entities with investments in technology businesses.

Trevor L. Colhoun is a United States citizen whose business address is 400 Poydras, New Orleans, LA 70130. Mr. Colhoun’s principal occupation is serving as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a partner in private entities with private equity and real estate investments.

Ernest C. Mysogland is a United States citizen whose business address is 191 Post Road West, Westport, CT 06880. Mr. Mysogland’s principal occupation is serving as a as a member of Spear Point Capital Management LLC and Spear Point Capital Partners LLC as well as serving as a director and officer of private entities engaged in technology businesses.

Richard C. McKenzie, Jr.is a United States citizen whose business address is 118 John Street, Greenwich, CT 06831. Mr. McKenzie’s principal occupation is investing as a private investor as well as serving as President of Seven Bridges Foundation, Inc.  Pursuant and subject to an agreement with Spear Point Capital Management LLC as described in Item 6, Mr. McKenzie has agreed to participate in a group with respect to the Issuer.

Seven Bridges Foundation, Inc. (“Seven Bridges”) is a Connecticut non-profit corporation promoting art, supporting and sponsoring artists, and collecting and housing works of art.  Mr. McKenzie is the President of Seven Bridges.  The executive officers and directors of Seven Bridges and their principal occupations and business addresses are set forth on Schedule I attached to this Schedule 13D.

(d) & (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any general partner, managing member, director or executive officer of any other Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Capital Fund LP is approximately $1,123,823.70. The shares of Common Stock purchased by Spear Point Capital Fund LP were purchased with working capital. All or part of the shares of Common Stock owned by Spear Point Capital Fund LP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Spear Point Capital Fund LP. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by McKenzie is approximately $439,847.59. The shares of Common Stock purchased by McKenzie were purchased with personal funds. All or part of the shares of Common Stock owned by McKenzie may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to McKenzie. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Seven Bridges is approximately $1,314.75.  The shares of Common Stock purchased by Seven Bridges were purchased with working capital.  All or part of the shares of Common Stock owned by Seven Bridges may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Seven Bridges. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.	Purpose of Transaction

The Spear Point Group acquired the shares of Common Stock to which this Schedule 13D relates for the purpose of obtaining a significant equity position in the Issuer, and for the possible purpose of exerting influence over the direction of the Issuer. The Spear Point Group considered the Common Stock to be an attractive investment at the price levels at which the shares of Common Stock were acquired.

The primary interest of the Spear Point Group is to maximize the value of the Common Stock of the Issuer for the benefit of all shareholders.  To this end, the Spear Point Group intends to review the Issuer’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions, continually.  As part of such evaluations, the members of the Spear Point Group will seek the views of, hold active discussions with and respond to inquiries from members of the Board of Directors, officers or representatives of the Issuer and other persons regarding the Issuer’s affairs and strategic alternatives.  Based on such evaluation and review and other factors (including, without limitation, the response, position and direction of the Board of Directors and management of the Issuer), the members of the Spear Point Group will continue to consider various alternative courses of action and will in the future take such actions with respect to their investments in the Issuer as they deem appropriate. Such actions may include seeking representation on the Board of Directors of the Issuer; making recommendations to members of the Board of Directors and management concerning various business strategies, acquisitions, dispositions, dividend policies, capital structure, recapitalization, sale, merger and other matters; seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; or such other actions as the Spear Point Group may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by the members of the Spear Point Group in the open market or in privately negotiated transactions to one or more purchasers.

Except as set forth herein, the Spear Point Group does not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D. The members of the Spear Point Group reserve the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Spear Point Group beneficially owns an aggregate of 1,017,862 shares of Common Stock, representing 5.69% of the outstanding shares of Common Stock. Such percentages were determined based on a total of 17,887,859 shares of Common Stock outstanding as of November 13, 2014, as reported by the Issuer on its most recent Quarterly Report on Form 10-Q, filed November 13, 2014.

Spear Point Capital Management LLC does not own any shares of Common Stock of the Issuer directly.  By virtue of the relationships described under Item 2 of this Schedule 13D, Spear Point Capital Management LLC may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,017,862 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Mr. McKenzie, representing an aggregate of 5.69% of the outstanding shares of Common Stock.

Spear Point Capital Partners LLC does not own any shares of Common Stock of the Issuer directly.  However, as general partner of Spear Point Capital Fund LP, Spear Point Capital Partners LLC has the sole voting power and sole disposition power over, and therefore, beneficial ownership of, the 705,000 shares of Common Stock owned by Spear Point Capital Fund LP, representing an aggregate of 3.94% of the outstanding shares of Common Stock.

Spear Point Capital Fund LP beneficially owns, and has sole voting power and sole disposition power over, 705,000 shares of Common Stock, representing an aggregate of 3.94% of the outstanding shares of Common Stock.

Seven Bridges beneficially owns, and has the sole voting power and sole disposition power over, 1,000 shares of Common Stock, representing an aggregate of 0.01% of the outstanding shares of Common Stock.

Mr. McKenzie beneficially owns, and has the sole voting power and sole disposition power over, 311,862 shares of Common Stock, representing an aggregate of 1.74% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, Mr. McKenzie may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,000 shares of Common Stock deemed to be beneficially owned by Seven Bridges, representing an aggregate of 0.01% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,017,862 shares of Common Stock deemed to be beneficially owned by the Spear Point Group, representing an aggregate of 5.69% of the outstanding shares of Common Stock.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Spear Point Capital Fund LP and the McKenzie Reporting Persons in the Common Stock within the last sixty days, which were all in the open market, are set forth in

Schedules II and III hereto and are incorporated by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Spear Point Capital Management LLC and Richard C. McKenzie, Jr. have entered into a letter agreement (the “Participation Agreement”), pursuant to which Mr. McKenzie agreed to participate in the Spear Point Group and to support any activist campaign which Spear Point may engage in with the purpose of effecting changes in, or otherwise influencing, the management of the Issuer including advocating changes in the composition of the Issuer’s board of directors or management team, dividend policies, strategic direction (including advocating a sale or divestiture) or otherwise.  To the extent Spear Point or its affiliates advocate changes at the Issuer or otherwise engage in activities influencing the management of the Issuer, Mr. McKenzie agreed to support such activities, including by voting his shares of Common Stock in favor of positions supported by Spear Point.  Further, Mr. McKenzie agreed to allow Spear Point to direct the disposition of his shares of Common Stock during the term of the Participation Agreement.  No compensation is due under the Participation Agreement to Spear Point Capital Management LLC.

Other than such Participation Agreement, a copy of which is attached as Exhibit C hereto and incorporated herein by reference, and the Joint Acquisition Statement attached as Exhibit A hereto, none of the Reporting Persons nor any general partners or managing members of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

There is filed herewith as Exhibit A a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit B a Power of Attorney executed by Rodney A. Bienvenu, Jr., Trevor L. Colhoun, Ernest C. Mysogland and Richard C. McKenzie, authorizing Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney. There is filed herewith as Exhibit C a copy of the Participation Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014
Date

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr. Title: Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr. Title: Managing Member

SPEAR POINT CAPITAL FUND LP

By:	Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr. Title: Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

/s/ Richard C. McKenzie, Jr.
Richard C. McKenzie, Jr.

SEVEN BRIDGES FOUNDATION, INC.

By:	/s/ Richard C. McKenzie, Jr.
Name: Richard C. McKenzie, Jr. Title: President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

Directors and Executive Officers of Seven Bridges Foundation, Inc.

Name and Position	Principal Occupation	Principal Business Address

Richard C. McKenzie President	Investor and President of Seven Bridges	118 John Street Greenwich, CT 06831
Laura Kaehler Director	Architect	80 Greenwich Avenue Greenwich, CT 06830
James Shantz Director	Director/Owner of Art Gallery	3 Elm Street Stockbridge, MA 01262

Schedule II

Spear Point Capital Fund LP Transactions

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)

October 31, 2014	1,500	$1.50
November 4, 2014	27,700	$1.42
November 5, 2014	3,502	$1.41
November 6, 2014	1,700	$1.45
November 11, 2014	200	$1.56
November 12, 2014	100	$1.61
November 14, 2014	500	$1.47
November 17, 2014	300	$1.47
November 20, 2014	100	$1.59
November 21, 2014	200	$1.49
December 3, 2014	1	$16.39
December 4, 2014	100	$1.53
December 5, 2014	200	$1.44
December 8, 2014	30,900	$1.28
December 9, 2014	(100)	$1.14
December 9, 2014	17,400	$1.29
December 10, 2014	7,100	$1.27
December 11, 2014	1,700	$1.29
December 12, 2014	2,106	$1.30
December 15, 2014	(100)	$1.14
December 15, 2014	1,400	$1.30
December 16, 2014	(701)	$1.27
December 22, 2014	5,000	$1.46

Schedule III

McKenzie Reporting Persons Transactions

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)

December 17, 2014	1,651	$1.33
December 16, 2014	1,000	$1.31
December 16, 2014	3,500	$1.31
December 16, 2014	3,039	$1.31
December 16, 2014	3,500	$1.31
December 11, 2014	25,172	$1.29
December 17, 2014	50,000	$1.36
December 17, 2014	50,000	$1.36
December 19, 2014	50,000	$1.44
December 22, 2014	50,000	$1.46
December 23, 2014	75,000	$1.48

Note - December 16, 2014 purchase of 1,000 shares was by Seven Bridges.

Exhibit A

Joint Acquisition Statement

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of this statement and any such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATED: December 29, 2014

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr. Title: Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr. Title: Managing Member

SPEAR POINT CAPITAL FUND LP

By:	Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr. Title: Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

/s/ Richard C. McKenzie, Jr.
Richard C. McKenzie, Jr.

SEVEN BRIDGES FOUNDATION, INC.

By:	/s/ Richard C. McKenzie, Jr.
Name: Richard C. McKenzie, Jr. Title: President

Exhibit B

Power of Attorney

POWER OF ATTORNEY

The undersigned hereby appoints Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of the undersigned’s direct or indirect beneficial ownership of shares of, or participation in a group with respect to, common stock of GSE Systems, Inc., and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof. The authority of Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds unless revoked earlier in writing.

Date: December 29, 2014

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

/s/ Richard C. McKenzie, Jr.
Richard C. McKenzie, Jr.

SEVEN BRIDGES FOUNDATION, INC.

By: /s/ Richard C. McKenzie, Jr.
Name: Richard C. McKenzie, Jr. Title: President

Exhibit C

Participation Agreement

Spear Point Capital Management LLC

400 Poydras

New Orleans, LA 70130

December 29, 2014

Richard C. McKenzie, Jr.

Re:                             Group Participation Agreement

Dear Mr. McKenzie:

This letter agreement (this “Agreement”) sets forth the terms and conditions pursuant to which you (the “Investor”) agrees to participate in an investment group (the “Group”) with Spear Point Capital Management LLC (“Spear Point”), Spear Point’s affiliates and other investors with respect to GSE Systems, Inc. (“GVP”).

1.                                      Spear Point Position in GVP.  Spear Point provides certain services to Spear Point Capital Fund LP (the “Fund”).  Spear Point Capital Partners LLC (the “General Partner”) is the general partner of the Fund.  The Fund has determined that an investment in the common stock or other securities of GVP is an attractive investment in keeping with its investment objectives, due to the conclusion that GVP has attributes which may make it a company whose value could be enhanced through the application of activist investment methods.  The Fund has acquired positions in GVP common stock.  The General Partner, the Fund, and the respective members, partners, employees, agents, attorneys and representatives of, and any entities which control, are controlled by, or under common control with, Spear Point, the General Partner, or the Fund are referred to herein collectively as Spear Point’s “Affiliates.”

2.                                      The Investor’s Position in GVP.  Spear Point and the Investor have engaged in discussions regarding GVP and Spear Point has informed the Investor of the Fund’s position in GVP and the Fund’s consideration of engaging in an activist campaign (as described below) with respect to GVP.  The Investor has informed Spear Point that it has determined an investment in GVP to be an attractive investment, taking into consideration the Investor’s investment objectives and needs.  The Investor has acquired a position in GVP common stock.

3.                                      Activist Campaign; Participation in the Group.

(a)                                 The Funds (with the assistance of Spear Point) may engage in activities with the purpose of effecting changes in, or otherwise influencing, the management of GVP, including advocating changes in the composition of GVP’s board of directors or management team, dividend policies, strategic direction (including advocating a sale or divestiture) or otherwise.  Any such activities are referred to as the “Campaign.”

(b)                                 Spear Point, the Fund and Spear Point’s other Affiliates, together with the Investor and any other investors (the “Other Investors”) entering into similar agreements to participate, form the Group for purposes of the Campaign.  To the extent Spear Point or its Affiliates advocate changes at GVP or otherwise engage in Campaign activities, the Investor will support such activities, including by voting its shares of GVP common stock in favor of positions supported by Spear Point (whether such initiatives were commenced by Spear Point, its Affiliates, or a third party).

(c)                                  Spear Point will inform the Investor from time to time of the Fund’s Campaign activities.  The Investor will have no right to direct the Campaign or any such activities and Spear Point will have no obligation to obtain the Investor’s consent prior to assisting the Fund in the Campaign or in any such activities.

(d)                                 Spear Point and/or the Fund may terminate the Campaign and any investment in GVP stock or securities at any time due to (i) their conclusion that GVP no longer represents an attractive investment (whether due to positive developments increasing GVP stock price, adverse developments negatively impacting the valuation of GVP’s businesses or other factors), (ii) the costs or other burdens of the Campaign, (iii) factors unrelated to GVP (including the performance of the Fund’s other investments), or (iv) otherwise in their discretion.  If the Fund determines to exit its positions in GVP (i.e., determine to sell or otherwise dispose of GVP common stock or other securities) or determine to cease the Campaign, Spear Point will notify the Investor.

4.                                      Compensation.  The parties agree that there is no monetary compensation that will be due to Spear Point from the Investor hereunder.

5.                                      Expenses.  Each party will be solely responsible for any costs or expenses (including attorneys’ fees) it incurs in connection with this Agreement and the actions contemplated hereunder, except as otherwise provided herein in the event of breach of this Agreement.

6.                                      Consequences of Group Designation; Disclosure and Restrictions on Trading.

(a)                                 Exchange Act.  The Investor acknowledges that by agreeing to participate in the Group, the Investor will be considered to be part of a “group” with respect to its investments in GVP within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder.  Accordingly, the Investor and other Group participants will be subject disclosure requirements and restrictions on trading under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act’), including the requirement to file Schedule 13-D with the Securities and Exchange Commission (“SEC”) upon the Group acquiring, collectively, Beneficial Ownership (as defined below) of five percent (5%) of the common stock of GVP (the “Five Percent Limit”) and the short swing profits rules requiring forfeiture of any “profits” (as determined under Section 16) made by any of the Group members within a six month period if the Group’s holdings exceed ten percent (10%) of GVP’s common stock (the “Ten Percent Limit”).

(b)                                 Trading Restrictions.  Due to the consequences of exceeding the limits of Section 13 and Section 16 of the Exchange Act, the Investor agrees not to become the Beneficial Owner (as defined below) stock or other securities in GVP which would cause the Group to the exceed the Ten Percent Limit without Spear Point’s prior written consent (which may be withheld in its sole discretion).  Based on the information provided by the Investor as of the date hereof, upon formation of the Group hereunder, the Group will exceed the Five Percent Limit.  Accordingly, in addition to the foregoing, the Investor further agrees to comply with the following trading restrictions with respect to GVP securities:

(i)                                     Not to make any further purchases or otherwise acquire additional Beneficial Ownership of GVP common stock, without the prior consent of Spear Point;

(ii)                                  Not to sell or otherwise dispose of any GVP common stock Beneficially Owned without Spear Point’s prior consent;

(iii)                               In the event the Investor violates any of the foregoing, to buy, sell or otherwise dispose of Beneficial Ownership of GVP common stock as directed by Spear Point;  and

(iv)                              If at any time Spear Point determines that intended actions in the Campaign would be likely to cause a material impact on market price of GVP common stock, SP will notify the Investor and the Investor will not buy, sell or trade any GVP securities or otherwise change its Beneficial Ownership of GVP common stock without Spear Point’s prior consent.

For these purposes, “Beneficial Ownership”, “Beneficial Owner”, “Beneficially Owned” or similar terms are used with the meanings set forth in Rule 13d-3 under Section 13(d)(3) of the Exchange Act.  In the event any question of interpretation of such meanings, Spear Point will determine the meanings in its reasonable discretion.

(c)                                  Schedule 13D.  In the event the Group’s Beneficial Ownership of GVP common stock exceeds the Five Percent Limit, Spear Point or its Affiliates will file with the SEC a Schedule 13D and any amendments thereto describing the Campaign and providing such information as required by such schedule.  The Investor acknowledges and agrees that any such filings will disclose the terms hereof to the extent required by the Exchange Act, and to the extent so required, such filings will detail all trading activity in GVP securities by the Investor and other Group members, and such other information about the Investor so required.  The Investor will promptly furnish all such information to Spear Point upon request.

7.                                      Termination.  The Investor may only terminate this Agreement with Spear Point’s prior consent, which may be withheld in its discretion.  Spear Point may terminate this Agreement at any time upon notice to the Investor.  Any termination will not affect the Investor’s responsibility to pay the compensation due hereunder.  Furthermore, any such termination will not terminate the parties’ respective obligations hereunder to abide by the securities laws, and both parties acknowledge that despite any such termination, the Investor may continue to be deemed to be part of a “group” with Spear Point, the Fund and Other Investors under Section 13 and/or Section 16 of the Exchange Act, and, therefore, the Investor’s obligations under Section 6(b) shall survive any such termination until such time as Spear Point determines the Investor would no longer be considered to be part of a “group” with Spear Point.

8.                                      Compliance; Legal Advice.  Without limiting the foregoing, the parties agree to comply with all applicable federal and state laws, including all applicable securities laws. Investor acknowledges and agrees that it is solely responsible for its own determinations with respect to compliance with securities laws, and Spear Point is not responsible for providing (or arranging for the provision of) legal advice to the Investor.

9.                                      No Relationship with GVP.  Each of the parties represents and warrants to the other that it is not in possession of any of GVP’s material, non-public information, and that such party and its affiliates have not been in any confidential or fiduciary relationship with GVP.

10.                               Confidentiality and Disclosure.  Subject to Section 6 above and any other disclosure requirements under applicable securities laws or other laws, each party hereto (on behalf of itself and its affiliates) agrees not to disclose the existence or any terms of this Agreement without the consent of the other party.  Furthermore, the Investor agrees not to disclose any documents, oral or written communications or other information, including any plans or discussions regarding the Campaign, disclosed to the Investor by Spear Point or its affiliates, without the prior written consent of Spear Point.  Notwithstanding the foregoing, the Investor may make disclosures to the extent required by an order of a court of competent jurisdiction, or by applicable law, provided that whenever possible, the Investor shall notify Spear Point in advance of any such compelled disclosure and cooperate with Spear Point to limit the extent of such disclosure.

11.                               No Investment Advice.  None of Spear Point or any of its Affiliates have made any investment recommendation or rendered any investment advice concerning the Investor’s investment in GVP or otherwise.  The Investor represents and warrants that any investment decisions to date, and covenants that any further investment decisions, including any purchases or sales of GVP stock or securities and the decision to enter into this Agreement and abide by the trading restrictions set forth or contemplated herein, have been and will be made by the Investor in its sole discretion after evaluating the merits and risks of such actions and Investor’s independent determination that such investments and activities are suitable for the Investor and in the Investor’s best interests, and that none of such decisions were made or will be made in reliance on any information, analysis, recommendation, communication or materials disclosed by or discussed with Spear Point or its Affiliates.  Spear Point and its Affiliates will determine actions of the Campaign based on their view of relative merits and risks of such actions and the Fund’s investment objectives, without taking into account any desires or objectives of the Investor or Other Investors.  The Investor acknowledges and agrees that none of Spear Point or its Affiliates have any fiduciary, statutory or other duty to the Investor, and the Investor waives and releases any claims to the contrary.

12.                               Non-exclusivity; Other Activities.

(a)                                 The Investor acknowledges that Spear Point and its Affiliates may enter into agreements with Other Investors similar to this Agreement, and that the this Agreement is not exclusive to the Investor.  The Manager shall devote such time and attention to the performance of activities in connection with the Campaign in keeping with its agreements with the Fund, and otherwise as it deems to be reasonably necessary therefor, in its sole discretion.  The Manager and its Affiliates and the other Related Persons will not be obligated to do or perform any act or thing in connection with the Campaign or otherwise which is not expressly set forth herein.

(b)                                 The Investor acknowledges and agrees that it will be limited in the amount of GVP stock it may Beneficially Own due to, in part, the amounts of stock Beneficially Owned by Spear Point, its Affiliates and the Other Investors, and that the Investor will have no interest in such stock, or any income, capital appreciation or other benefit associated therewith, despite the application of Section 13 and/or Section 16 of the Exchange Act treating stock Beneficially Owned by one member of a “group” as being owned by all members of such a “group.”

(c)                                  Notwithstanding anything to the contrary in this Agreement, the Spear Point and its Affiliates are not restricted in any way from engaging in any activist campaigns or any other business or activity, directly or indirectly, for its or their own accounts and for the accounts of others, whether or not such businesses and activities are competitive with the Campaign.  Furthermore, nothing herein contained will be deemed to preclude the Spear Point or its Affiliates from making and maintaining investments in their own names or through other persons, or from directly or indirectly purchasing, selling or holding any securities or any other asset and any interests therein for their own accounts or for the account of any other person.  The Investor will have no right in or to the businesses, activities or accounts of Spear Point or any of its Affiliates, including any right to participate in any manner in any profits or income earned or derived by or accruing to Spear Point or any of its Affiliates, from the conduct of any such business, activities or accounts including any investments in GVP or related to the Campaign.  Spear Point and any of its Affiliates may earn directors’ fees, advisory fees, transaction fees, consulting fees or other compensation from GVP or any other person, in connection with the Campaign or otherwise, and any such compensation will be for the sole account of Spear Point or such Affiliate.

13.                               Miscellaneous.

(a)                                 Amendments and Waivers. This Agreement may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Investor and Spear Point.

(b)                                 Assignment. The Investor agrees that neither this Agreement nor any rights which may accrue to the Investor hereunder may be transferred or assigned.

(c)                                  Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be sent to the addresses set forth in this Agreement.

(d)                                 Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

(e)                                  Descriptive Headings. The descriptive headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

(f)                                   Usage.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the person may in the context require.

(g)                                  Further Assurances.  If requested by Spear Point, the Investor will immediately execute all certificates, agreements and other documents consistent with the terms of this Agreement necessary or advisable to comply with applicable law or to effect the agreements set forth herein, including any joint filing agreement with respect to Schedule 13D filings, and any voting agreement or proxy, as Spear Point reasonably deems to be advisable.

(h)                                 Survival of Representations and Warranties. All representations and warranties made by the Investor in this Agreement shall survive the execution and delivery of this Agreement, as well as any investigation at any time made by or on behalf of Spear Point.

(i)                                     Reliance. The Investor acknowledges and agrees that the Investor’s representations, warranties, acknowledgments and agreements in this Agreement will be relied upon by Spear Point in determining whether to enter into and continue under this Agreement.

(j)                                    Specific Performance.  The parties agree that irreparable damage would occur in the event that the Investor does not perform its obligations hereunder in accordance with the specific terms hereof or otherwise breaches this Agreement.  It is accordingly agreed that Spear Point shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity.

(k)                                 Independent Contractors.  Notwithstanding anything to the contrary herein, the parties hereto are independent contractors and are not members, partners, employees, employers, officers, directors, attorneys, agents or representatives of the other party.

(l)                                     Indemnification.  The Investor hereby agrees to indemnify Spear Point, its Affiliates and the Other Investors (the “Indemnified Persons”) and to hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney’s fees (collectively, a “Loss”) due to or arising out of a breach or representation, warranty or agreement by the Investor, whether contained in this Agreement or any other document provided by the Investor to Spear Point or any of its Affiliates as contemplated hereunder or otherwise in connection with the Investor’s participation in the Group. The Investor hereby agrees to indemnify Spear Point and the other Indemnified Persons and to hold them harmless against all Loss arising out of any violation of the securities laws or other applicable law or any misrepresentation or breach by the Investor with respect to the matters set forth in this Agreement. In addition, the Investor agrees to indemnify Spear Point and the other Indemnified Persons and to hold all such Indemnified Persons harmless from and against, any and all Loss, to which they may be put or which they may reasonably incur or sustain by reason of or in connection with any misrepresentation made by the Investor with respect to the matters about which representations and warranties are required by the terms of this Agreement, or any breach of any such representation or warranty or any failure to fulfill any covenants or agreements set forth herein. The indemnification obligations provided herein shall survive the execution and delivery of this Agreement and any investigation at any time made by Spear Point and shall be in addition to any liability the Investor may otherwise have.

(m)                             Entire Agreement; Non-Reliance; Disclaimer. This Agreement supersedes and cancels all prior written or oral contracts, agreements, representations, warranties, covenants and/or understandings of the parties pertaining to the subject matter of this Agreement, all of which are integrated and merged into this Agreement.  This Agreement constitutes the entire agreement and understanding among the parties pertaining to such subject matter and there are no contracts, agreements, representations, warranties, covenants and/or understandings among the parties other than as expressly set forth herein. The making, execution, and delivery of this Agreement by the parties hereto have not been induced by any representations, warranties, statements, or agreements other than those expressed in this Agreement or made by the Investor in any documents referred to or contemplated by this Agreement.  The parties acknowledge and agree that no party has made any oral representations or warranties. Without limiting the foregoing, the Investor acknowledges and agrees that the only representations or warranties made to the Investor are those representations and warranties of Spear Point that are expressly set forth in this Agreement, and that none of the Spear Point Affiliates has made any representations or warranties to the Investor.  Further, without limiting the foregoing, the Investor acknowledge and agree that none of Spear Point or any of its Affiliates has made any representations or warranties to the Investor with respect to any investment in GVP or the participation in the Group, including any representations or warranties regarding the suitability, risks, merits, likelihood of success, experience of Spear Point or its Affiliates, economic outcome, investment return, risk of loss, tax treatment or tax consequences, registration, liquidity or transferability, regulatory oversight, or any other matter. The Investor acknowledges and agrees that no representations or warranties are set forth in, intended or implied by any written materials provided to, or which may be provided to, the Investor by Spear Point or any of its Affiliates, and the Investor agrees that the Investor has not and will not infer any representations or warranties therefrom.  The Investor acknowledges and agrees that nothing contained in any such written materials constitutes legal, investment or tax advice.  Without limiting the foregoing, to the extent the Investor is, or becomes, a limited partner in the Fund, the Investor agrees that his rights and obligations with respect to such investment will be governed solely by the limited partnership agreement and other agreements related to such investment with the Fund or the General Partner, that this Agreement does not amend the terms of such agreements, and that such agreements do not affect the terms set forth in this Agreement.

(n)                                 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

If the Investor is in agreement with the foregoing, please sign this Agreement where indicated below and return such fully-executed counterpart to Spear Point.

Very truly yours,

Spear Point Capital Management LLC

/s/ Trevor Colhoun
By: Trevor Colhoun
Its: Managing Member

Accepted and Agreed:

Richard C. McKenzie, Jr.

/s/ Richard C. McKenzie, Jr.